June 5, 2014

Jan Woo

Attorney-Advisor

Barbara C. Jacobs

Ivan Griswold

Attorney Advisor

Re:	Perlowin Development Corp.

Amendment No. 2 Registration Statement on Form S-1

Filed May 23, 2014

File No. 333-194397

Dear Ms. Woo,

The following are the Issuers responses to your comment letter of June 5, 2014.

General

1. Your amended registration makes numerous references to Right Lane Acquisition I. For example, on page 29, you state that after this offering, Right Lane Acquisition I will furnish shareholders with audited annual financial reports certified by independent accountants, and will furnish unaudited quarterly financial reports. Please tell us the nature of your affiliation with Right Lane Acquisition I.

Reference to Right Lane Deleted as this was a typo due to having the same attorney. There is no business relationship between Perlowin Development Corp. and Right Lane Acquisition I, however, of Right Lane Acquisition is the sister-in-law to the sole shareholder of registrant. They reside in different states and there is no relationship as it relates to the two entities and filings.

2. We note your response to prior comment 1, but the amended registration statement continues to reference “an escrow” account on page 2. Please revise to fully clarify that the investor funds will be held in a trust account.

All references to escrow deleted or revised.

Risk Factors

We will not be required to make the effectiveness evaluations of our internal controls…, page 12

3. Please revise to clarify that you will not be required to furnish a report by management on the effectiveness of your internal controls over financial reporting only until the filing of your second annual report. See Instruction 1 to Item 308 of Regulation S-K.

Revised to clarify that we will not be required to furnish a report by management on the effectiveness of our internal controls over financial reporting only until the filing of our second annual report.

Background of Directors, Executive Officers, Promoters, page 27

4. We note your revised disclosure in response to prior comment 12 that Mr. Perlowin was removed from his positions with Bioswan, Inc. Please tell us, with a view toward disclosure, the circumstances of such removal. Also, explain the statement that Mr. Perlowin is letting DynamicsGP Consulting, Inc. “expire.”

Clarified the Mr. Perlowin resigned his positions with Bioswan, Inc. voluntarily and that DynamicsGP Consulting, Inc. is no longer operational and will be allowed to be revoked by the State of Nevada.

Financial Statements – Audited Financial Statements for the period ended February 21, 2014, page II-2

5. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

The February 21, 2014 financial statements included in the amendment are within 135 days of the date of this filing and should remain within such window for sufficient time to allow review of this amendment.

Very truly yours,

Jed Perlowin

Chief Executive Officer